EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
BioSource International, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-91838) on Form S-8 of BioSource International, Inc. of our report dated February 9, 2004, with respect to the consolidated balance sheets of BioSource International, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, and related financial statement schedule, which report appears in the December 31, 2003, annual report on Form 10-K of BioSource International, Inc. Our report refers to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."



KPMG LLP

Los Angeles, California
March 25, 2004